                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               KEMET Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   488360108
                           --------------------------
                                 (CUSIP Number)


                Paul C. Schorr IV                    Copy to:
          Citicorp Venture Capital, Ltd.        H. Kurt von Moltke
                 399 Park Avenue                 Kirkland & Ellis
             New York, New York 10043         200 East Randolph Drive
                  (212) 559-0965              Chicago, Illinois 60601
                                                  (312) 861-2295

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                                 March 31, 2001
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                      ---------------------
 CUSIP No. 488360108                  13D                    Page 2 of 15 Pages
---------------------                                      ---------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1
      Citicorp Venture Capital, Ltd.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: 13-2598089

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC, OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New York

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            6,427,820 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             6,427,820 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,427,820 (See Item 5)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.3% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
 CUSIP No. 488360108                  13D                    Page 3 of 15 Pages
---------------------                                      ---------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1
      Citibank, N.A.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: 13-52266470

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          6,427,820 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          6,427,820 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,427,820 (See Item 5)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.3% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      BK
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
 CUSIP No. 488360108                  13D                    Page 4 of 15 Pages
---------------------                                      ---------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1
      Citicorp

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: 06-1515595

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          6,427,820 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          6,427,820 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,427,820 (See Item 5)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.3% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
 CUSIP No. 488360108                  13D                    Page 5 of 15 Pages
---------------------                                      ---------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1
      Citigroup Holdings Company

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: 06-1551348

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          6,427,820 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          6,427,820 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,427,820 (See Item 5)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.3% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
 CUSIP No. 488360108                  13D                    Page 6 of 15 Pages
---------------------                                      ---------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1
      Citigroup Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: 52-1568099

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          6,598,382 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          6,598,382 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,598,382 (See Item 5)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

       This Amendment No. 3 to Schedule 13D (this "Amendment") amends the
Schedule 13D, dated October 28, 1992 (the "Schedule 13D"), filed by Citicorp Venture Capital, Ltd., Citibank, N.A. and Citicorp, as previously amended and restated by Amendment No. 2 thereto dated January 26, 2000. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the
Schedule 13D.


Item 2.  Identity and Background

       Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

       "(a) - (c) This Amendment is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Citicorp Venture Capital, Ltd. ("CVC"), (ii) Citibank, N.A. ("Citibank"), (iii) Citicorp, (iv) Citigroup Holdings Company ("Citigroup Holdings") and (v) Citigroup Inc. ("Citigroup") (collectively, the "Reporting Persons," and each a "Reporting Person").

       CVC is a New York corporation. The address of its principal business office is 399 Park Avenue, New York, New York 10043. CVC is principally engaged in the business of venture capital investment.

       Citibank is a national banking association and is the sole stockholder of CVC. The address of its principal business office is 399 Park Avenue, New York, New York 10043. Citibank is a member of the Federal Reserve System and the Federal Deposit Insurance Corp.

       Citicorp is a Delaware corporation and is the sole stockholder of Citibank. Citicorp is a U.S. bank holding company. The address of its principal business office is 399 Park Avenue, New York, New York 10043.

       Citigroup Holdings is a Delaware corporation and is the sole stockholder of Citicorp. Citigroup Holdings is a holding company. The address of its principal business office is One Rodney Square, Wilmington, Delaware 19899.

       Citigroup is a Delaware corporation and is the sole stockholder of Citigroup Holdings. The address of its principal business office is 399 Park Avenue, New York, New York 10043. Citigroup is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. Citigroup's activities are conducted through its Global Consumer Bank, Global Corporate Bank, Asset Management and Investment Activities segments.

       The following information with respect to each executive officer and director of CVC and Citigroup is set forth in Schedules A and B hereto: (i) name, (ii) business address, (iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the Reporting Persons for which such information is set forth above.

       (d) - (f) During the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedules A and B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. The citizenship of each of the individual persons identified pursuant to paragraphs (a) through (c) is identified on Schedules A and B hereto.

       A joint filing agreement of the Reporting Persons is attached hereto as Exhibit H."

       Schedules A through F of the Schedule 13D are hereby deleted in their entirety and replaced with Schedules A and B hereto.


Item 3.  Source And Amount of Funds or Other Consideration

       Item 3 of the Schedule 13D is hereby amended by replacing the first sentence of the seventh paragraph thereof with the following:

       "On January 12, 2000, CVC exchanged 1,096,610 shares of Non-Voting Common Stock for 1,096,610 shares of Common Stock and transferred 2,500,000 shares of Common Stock to Citigroup Foundation ("Foundation") by gift."

       Item 3 of the Schedule 13D is hereby further amended by adding the following as the eighth paragraph thereof:

       "On June 1, 2000 the Company effected a 2-for-1 split of the Common
Stock."


Item 4.  Purpose of Transaction

       Item 4 of the Schedule 13D is hereby amended by replacing the second sentence of the first paragraph thereof with the following:

       "As of the date of this Amendment, CVC is the beneficial owner of 6,427,820 shares of Common Stock (see Item 5)."

       Item 4 of the Schedule 13D is hereby further amended by deleting the fifth paragraph thereof and by replacing the words "Schedules A through F" in the sixth paragraph thereof with the words "Schedules A and B."


Item 5.  Interest in Securities of the Issuer

       Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

       "(a)-(b) CVC beneficially owns 6,427,820 shares of Common Stock as to which CVC has the sole power to vote and the sole power to dispose, representing approximately 7.3% of the Company's Common Stock.

       Each of Citibank, Citicorp and Citigroup Holdings, exclusively through their holding company structure, also beneficially owns the same 6,427,820 shares of Common Stock held by CVC. The aggregate number of shares held through the holding company structure represents approximately 7.3% of the outstanding shares of the Company's Common Stock, as to which each of Citibank, Citicorp and Citigroup Holdings has shared power to vote and shared power to dispose.

       Citigroup, through its direct and indirect subsidiaries, beneficially owns 6,598,382 shares of Common Stock (as of March 31, 2001). The aggregate number of shares held through Citigroup's direct and indirect subsidiaries represents approximately 7.5% of the outstanding shares of the Company's Common Stock, as to which Citigroup has shared power to vote and shared power to dispose.

       Except as expressly set forth in this Item 5, (i) none of the Reporting Persons beneficially owns any shares of capital stock of the Company and (ii) the filing of this Amendment by CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup shall not be construed as an admission that either CVC, Citibank, Citicorp, Citigroup Holdings or Citigroup is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Amendment.

       The percentages calculated in this Item 5 are based upon 87,601,629 shares of Common Stock outstanding as of February 7, 2001, as disclosed in the Company's Quarterly Report on Form 10-Q for the period ended December 31, 2000.

       (c)  Not applicable.

       (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered hereby, except with respect to the additional 170,562 shares of Common Stock beneficially owned by Citigroup (as of March 31,
2001) through direct and indirect subsidiaries of Citigroup (other than CVC, Citibank, Citicorp and Citigroup Holdings).

       (e)  Not applicable."

                                   Signatures

       After reasonable inquiry and to the best of their knowledge and belief, the undersigned, as to themselves only, certify that the information set forth in this statement is true, complete and correct.

Dated:    April 27, 2001

                              CITICORP VENTURE CAPITAL, LTD.

                              By:    /s/ Anthony P. Mirra
                                     ------------------------------------------
                              Name:  Anthony P. Mirra
                              Title: Vice President

                              CITIBANK, N.A.

                              By:    /s/ Joseph B. Wollard
                                     ------------------------------------------
                              Name:  Joseph B. Wollard
                              Title: Assistant Secretary

                              CITICORP

                              By:    /s/ Joseph B. Wollard
                                     ------------------------------------------
                              Name:  Joseph B. Wollard
                              Title: Assistant Secretary

                              CITIGROUP HOLDINGS COMPANY

                              By:    /s/ Joseph B. Wollard
                                     ------------------------------------------
                              Name:  Joseph B. Wollard
                              Title: Assistant Secretary

                              CITIGROUP, INC.

                              By:    /s/ Joseph B. Wollard
                                     ------------------------------------------
                              Name:  Joseph B. Wollard
                              Title: Assistant Secretary

                                  SCHEDULE A

                      EXECUTIVE OFFICERS AND DIRECTORS OF
                        CITICORP VENTURE CAPITAL, LTD.

     Unless otherwise indicated, each individual is a United States citizen. If no address is given, the director's or executive officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Citicorp Venture Capital, Ltd.

Name, Title and Citizenship       Principal Occupation and Business Address
---------------------------       -----------------------------------------
William T. Comfort                Senior Vice President
Director and Executive Officer

Ann M. Goodbody                   Director
Director

David F. Thomas                   Vice President*
Director and Executive Officer

Michael T. Bradley                Vice President
Executive Officer

Lauren M. Connelly                Vice President and Secretary
Executive Officer

Charles E. Corpening              Vice President
Executive Officer

Michael A. Delaney                Vice President*
Executive Officer

Michael S. Gollner                Vice President
Executive Officer

Ian D. Highet                     Vice President
Executive Officer

David Y. Howe                     Vice President
Executive Officer

Darryl A. Johnson                 Assistant Vice President
Executive Officer

Byron L. Knief                    Vice President
Executive Officer

Richard E. Mayberry               Vice President
Executive Officer

Thomas F. McWilliams              Vice President
Executive Officer

Anthony P. Mirra                  Vice President and Assistant Secretary
Executive Officer

Name, Title and Citizenship       Principal Occupation and Business Address
---------------------------       -----------------------------------------
M. Saleem Muqaddam                Vice President
Executive Officer

Paul C. Schorr IV                 Vice President*
Executive Officer

Joseph M. Silvestri               Vice President
Executive Officer

James A. Urry                     Vice President
Executive Officer

John D. Weber                     Vice President
Executive Officer




*Denotes the functional title of Managing Director.

                                  SCHEDULE B

                      EXECUTIVE OFFICERS AND DIRECTORS OF
                                CITIGROUP INC.


Name, Title and Citizenship       Principal Occupation and Business Address
---------------------------       ------------------------------------------
C. Michael Armstrong              Chairman & Chief Executive Officer
Director                          AT&T Corporation
United States                     295 North Maple Avenue, Room 4353L
                                  Basking Ridge, NJ 07920

Alain J.P. Belda                  President & Chief Executive Officer
Director                          Alcoa Inc.
Brazil                            201 Isabella Street, Floor 6J12
                                  Pittsburgh, PA 15212-5858

Kenneth J. Bialkin                Partner
Director                          Skadden, Arps, Slate, Meagher & Flom
United States                     4 Times Square, 44th Floor
                                  New York, NY 10036

Kenneth T. Derr                   Chairman & Chief Executive Officer
Director                          Chevron Corporation
United States                     575 Market Street, 32nd Fl
                                  San Francisco, CA 94105

John M. Deutch                    Institute Professor
Director                          Massachusetts Institute of Technology
United States                     77 Massachusetts Avenue, Room 6-208
                                  Cambridge, MA 02139

The Honorable Gerald R. Ford      Former President of the United States
Honorary Director                 40365 Sand Dune Road
United States                     Rancho Mirage, CA 92270

Ann Dibble Jordan                 Consultant
Director                          2940 Benton Place, N.W.
United States                     Washington, D.C. 20008-2718

Robert I. Lipp                    Chairman of the Board
Director                          Travelers Property Casualty Corp.
United States                     205 Columbus Blvd., 9PB
                                  Hartford, CT 06183

Rueben Mark                       Chairman and Chief Executive Officer
Director                          Colgate-Pamolive Company
United States                     300 Park Avenue
                                  New York, NY 10022-7499

Name, Title and Citizenship       Principal Occupation and Business Address
---------------------------       -----------------------------------------
Michael T. Masin                  Vice Chairman and President
Director                          Verizon Communications
United States                     1095 Avenue of the Americas
                                  New York, NY 10036

Dudley C. Mecum                   Managing Director
Director                          Capricon Holdings, G.P.
United States                     30 East Elm Street
                                  Greenwich, CT 06830

Richard D. Parsons                Co-Chief Operating Officer
Director                          AOL Time Warner Inc.
United States                     75 Rockefeller Plaza, 29th Fl
                                  New York, NY 10019

Andrall E. Pearson                Founding Chairman
Director                          TRICON Global Restaurants, Inc.
United States                     660 Steamboat Road
                                  Greenwich, CT 06830

Robert E. Rubin                   Member of the Office of the Chairman
Director and Executive Officer    Citigroup Inc.
United States                     399 Park Avenue
                                  New York, NY 10043

Franklin A. Thomas                Former President
Director                          The Ford Foundation
United States                     595 Madison Avenue, 33rd Fl
                                  New York, NY 10022

Sanford I. Weill                  Chairman and Co-Chief Executive Officer
Director and Executive Officer    Citigroup Inc.
United States                     399 Park Avenue
                                  New York, NY 10043

Arthur Zankel                     General Partner
Director                          Zankel Capital Advisors, LLC
United States                     535 Madison Avenue
                                  New York, NY 10022

Winifred F.W. Bischoff            Chairman
Executive Officer                 Citigroup Europe
United Kingdom                    Citigroup Centre
                                  33 Canada Square
                                  Canary Wharf
                                  London E14 5LB
                                  United Kingdom

Name, Title and Citizenship       Principal Occupation and Business Address
---------------------------       -----------------------------------------
Michael A. Carpenter              Chief Executive Officer
Executive Officer                 Global Corporate and Investment Bank
United States                     Citigroup Inc.
                                  399 Park Avenue
                                  New York, NY 10043

Jay S. Fishman                    President & CEO
Executive Officer                 Travelers Property Casualty Corp.
United States                     One Tower Square, 8GS
                                  Hartford, CT 06183

Thomas Wade Jones                 Co-Chairman & CEO
Executive Officer                 SSB Asset Management Group
United States                     399 Park Avenue
                                  New York, NY 10043

Deryck C. Maughan                 Vice Chairman
Executive Officer                 Citigroup Inc.
United Kingdom                    399 Park Avenue
                                  New York, NY 10043

Victor J. Menezes                 Chairman & CEO - Citibank, N.A.
Executive Officer                 Head of Citigroup Consumer and Corporate Business
India                             in Emerging Markets
                                  Citigroup Inc.
                                  399 Park Avenue
                                  New York, NY 10043

Charles O. Prince, III            Chief Operating Officer - Operations and Administration
Executive Officer                 Citigroup Inc.
United States                     399 Park Avenue
                                  New York, NY 10043

William R. Rhodes                 Vice Chairman
Executive Officer                 Citigroup Inc.
United States                     399 Park Avenue, 2nd Fl
                                  New York, NY 10043

Todd S. Thomson                   Executive Vice President - Finance and Investments
Executive Officer                 Citigroup Inc.
United States                     399 Park Avenue
                                  New York, NY 10043

Robert B. Willumstad              Chief Executive Officer - Global Consumer Group
Executive Officer                 Citigroup Inc.
United States                     339 Park Avenue
                                  New York, NY 10043